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                                                                     EXHIBIT 8.1



                                 April 1, 1998

Telecom Corporation of New Zealand Limited
6 Jervois Quay
P.O. Box 570
Wellington, New Zealand

Gentlemen and Ladies:

     You have requested our opinion concerning certain tax consequences of Ameritech New Zealand Investments, Inc.'s offer of 87,400,000 Shares of Telecom Corporation of New Zealand Limited in a public offering in the United States and an institutional offering in Canada in the form as described in that certain Form F-3 Registration Statement filed with the Securities and Exchange Commission of even date herewith (the "Prospectus"). Terms used herein and not otherwise defined shall have the meaning ascribed to them in the Prospectus.

     Based on the foregoing, in our opinion, the summary of certain United States federal tax consequences of the purchase, ownership and dispositions of ADSs or Shares by United States holders as set forth below accurately describes such United States federal tax consequences based on the tax laws of the United States as in effect on the date of the Prospectus and represents our opinion with respect thereto.

                             UNITED STATES TAXATION

     The following summary is based on tax laws of the United States as in effect on the date of this Prospectus, and is subject to changes in United States law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than the United States.

     This summary contains a description of the principal United States federal tax consequences of the purchase, ownership and disposition of ADSs or Shares by a "United States holder" only (as defined below).

     As used herein, the term "United States holder" means a beneficial owner of ADSs or Shares that is (i) a citizen or resident of the United States,
   (ii) a domestic corporation, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all
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   substantial decisions of the trust. This discussion assumes that United
   States holders hold ADSs or Shares as capital assets.

     For United States federal income tax purposes, holders of ADSs will be treated as owners of the underlying Shares represented by the ADSs.


     Dividends

     For United States federal income tax purposes, the gross amount of all dividends paid (without reduction for New Zealand withholding tax) with respect to ADSs or Shares (including dividend amounts applied to the Final Instalment) out of current or accumulated earnings and profits as determined under United States federal income tax principles ("E&P") to a United
   States holder will be treated as foreign source ordinary income to such holder. United States corporations that hold ADSs or Shares will not be entitled to the dividends received deduction generally available for dividends received from United States corporations (and certain non-United States corporations). To the extent a distribution exceeds E&P, it will be treated first as a return of the holder's basis to the extent thereof, and then as gain from the sale of a capital asset.

     A distribution of Shares by the Company generally will not be treated as a taxable dividend to United States holders.

     For United States federal income tax purposes, the amount of any distribution paid in NZ dollars will be the U.S. dollar value of the NZ dollars at the exchange rate in effect on the date of receipt of the distribution by the United States holder or by the Trustee and applied to the Final Instalment, whether or not the NZ dollars are in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the disposition of NZ dollars generally will be United States source ordinary income or loss.

     The withholding tax imposed by New Zealand is a creditable foreign tax for United States federal income tax purposes in an amount generally equal to the U.S. dollar equivalent of the withholding tax paid (i) for cash-basis taxpayers, at the conversion rate in effect on the day the withholding tax is paid, or (ii) for accrual-basis taxpayers, at the average exchange rate for the taxable year to which the withholding tax relates. Therefore, the holder will be entitled to treat the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid, if the holder does not
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   elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended (the "Code")).

     The Code imposes a number of limitations on the use of foreign tax credits. In general, foreign tax credits are limited to the same proportion of the United States tax against which such credit is taken which the taxpayer's net taxable income from sources outside of the United States ("foreign source income") bears to the taxpayer's entire net taxable income for the taxable year. For this purpose, the taxpayer's interest expenses and certain other expenses are allocated between foreign source and domestic source income based on the tax basis (or value) of the taxpayers foreign assets as compared to the tax basis (or value) of the taxpayer's total assets. The ADSs or Shares will be foreign assets for purposes of allocating interest. Thus, United States holders of ADSs or Shares will allocate more of their total interest expenses to foreign source income than would be the case if they held United States assets instead of the ADSs or Shares. In certain circumstances, this could reduce the United States holder's ability to utilize foreign tax credits. Other limitations on the use of foreign tax credits include the facts that the foreign tax credit limitation described above must be computed separately for specific classes of income, and that foreign tax credits may not reduce alternative minimum tax by more than 90% of what it would be without foreign tax credits.


     Capital Gains and Losses

     Gain or loss recognized by a United States holder on the sale or other disposition of ADSs or Shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the holder's basis in the ADSs or Shares and the amount realized upon their disposition. Capital losses are generally deductible only against capital gains and not against ordinary income. The capital gain or loss will be long term, "mid term," or short term depending on whether the holder has held the ADSs or Shares for (i) more than eighteen months (which is subject to a maximum rate of 20% for certain non-corporate taxpayers), (ii) more than one year but not more than eighteen months (which is subject to a maximum rate of 28% for certain non-corporate taxpayers) or (iii) not more than one year (which is subject to a maximum rate of 39.6% for certain non-corporate taxpayers, respectively).

     Capital gain recognized by a United States holder on the sale or other disposition of ADSs or Shares will be United States source gain. Therefore, such gain will not increase the holder's limitation on use of foreign tax credits.
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   The source of a loss attributable to the sale of ADSs or Shares is a subject of debate at the present time. Under current regulations, the United States Internal Revenue Service (the "IRS") will likely take the position that any such loss is to be allocated to the same category of income as the dividends received from the Company. This would generally reduce the holder's ability to use foreign tax credits. Under the Code, the IRS has authority to change or confirm the treatment of losses by regulation. Regulations have been proposed that would continue the current treatment (i.e., presumably allocating such loss to the same category of income as the dividends received from the Company) for United States holders. Therefore, investors are encouraged to consult their tax advisers regarding the proper treatment of such losses.

     Exchanges, deposits and withdrawals of Shares for ADSs or ADSs for Shares by a United States holder will not result in recognition of gain or loss for United States federal income tax purposes.


     Treatment of Instalment Payments

     The following discussion of original issue discount ("OID") and foreign currency gain or loss is based, in part, on Code provisions and U.S. Treasury Department regulations which may be subject to varying interpretations.

          Deduction of Interest. A United States holder's obligation to make the Final Instalment payment will be treated for United States federal income tax purposes as a debt obligation (the "Purchase Obligation"), which will bear OID to the extent that the amount of the Final Instalment exceeds the difference between the fair market value of a Share or ADS at the date of the issuance of the IR or Interim ADR and the amount of the First Instalment, all calculated in NZ dollars.

     A United States holder, whether a cash-basis or accrual-basis taxpayer, will be entitled to deduct as interest expense (subject to the limitations on the deduction of "investment interest" by non-corporate taxpayers) the OID with respect to each Purchase Obligation such United States holder has issued. In the case of a cash-basis United States holder, such OID will be deductible at the time the Final Instalment is paid or, if earlier, upon the sale of an ADS or Share. An accrual-basis United States holder will deduct OID as interest expense as it accrues over the life of the Purchase Obligation. While the matter is not free from doubt, an accrual basis United States holder should be permitted a deduction in respect of such OID on a ratable basis for each day during the taxable year in which such United States holder holds an ADS or Share. The
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   holder might be required, however, to accrue interest expense on a yield-to-
   maturity basis. Persons considering the purchase, ownership or disposition of ADSs or Shares should consult their tax advisors concerning the accrual of interest expense with respect to a Purchase Obligation.

     In general, deductible OID measured in NZ dollars will be converted into U.S. dollars at the exchange rate prevailing when the OID is deducted. In the case of an accrual-basis taxpayer, OID accrued over the life of the Purchase Obligation in NZ dollars would be converted into U.S. dollars using the "average exchange rate" prevailing during the relevant accrual period or, if the accrual period spans more than one taxable year, the average of the spot NZ dollar/U.S. dollar exchange rate (the "Spot Rate") for each business day during the accrual period (or portion thereof, as discussed in the preceding paragraph) or another average exchange rate for such period reasonably derived and consistently applied by the United States holder. A taxpayer may elect under the spot accrual convention to determine OID using the Spot Rate on the last day of the accrual period (and using, in the case of a partial accrual period, the Spot Rate on the last day of the taxable year). If the last day of the accrual period (or in the case of a partial accrual period, the last day of the taxable year) is within five business days of the accrual payment date, the taxpayer may use the Spot Rate on the payment date. This election to use the spot accrual convention is made by filing a statement with the taxpayer's first return in which the election is effective, clearly indicating that the election has been made. The election once made must be applied consistently to all debt instruments from year to year and may not be changed without the consent of the IRS.

          Unrelated Business Taxable Income. The Purchase Obligation constitutes "acquisition indebtedness" as defined in section 514 of the Code. Accordingly, dividends and gains, if any, on the sale of ADSs or Shares may, in the case of certain United States holders exempt from U.S. federal income tax, e.g., Individual Retirement Accounts, Keogh plans and pension and other employee benefit plans with tax exempt trusts, be taxed, in part, as unrelated business taxable income to the extent the total unrelated business taxable income of the holder for the taxable year exceeds US$1,000. The tax applies to a portion of the dividends received during a taxable year during any part of which the exempt holder was an obligor on the Purchase Obligation and to a portion of the gains on the sale of ADSs or Shares if the exempt holder was an obligor on the Purchase Obligation during any part of the twelve-month period preceding the sale (although such holder would generally be permitted to deduct a portion of the interest expense referred to above and the New Zealand withholding tax on dividends, if any, would generally be creditable against the U.S. tax liability).
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          Foreign Currency Gain or Loss. Any foreign currency gain or loss realized in respect of a Purchase Obligation would be recognized as ordinary gain or loss in the earlier of the taxable year of the United States holder in which the Final Instalment is paid or the taxable year of sale of the ADS or Share. Foreign currency gain or loss of a United States holder on the accrual method would be calculated separately in respect of the OID portion (if any) and the principal portion of such instalment payment.

     A United States holder's foreign currency gain or loss in respect of the principal portion of such instalment payment would be based upon the difference, if any, between the U.S. dollar amount of such principal portion as translated at the Spot Rate in effect on the date of payment and the U.S. dollar amount of such principal portion as translated at the Spot Rate in effect on the date of purchase of ADSs or Shares. An accrual basis United States holder's foreign currency gain or loss in respect of any accrued OID portion for such instalment payment would equal the difference between the U.S. dollar amount of such accrued OID as translated at the Spot Rate in effect on the date of payment and the U.S. dollar amount of such accrued OID as described above under "--Deduction of Interest." No foreign exchange or gain or loss is realized with respect to interest expense of a United States holder using the cash method.

          Effect of Purchase Obligations upon Disposition of ADSs or Shares. For purposes of calculating gain or loss on a disposition of ADSs or Shares, a United States holder's tax basis in the ADSs or Shares will include, in addition to the amount paid for the ADSs or Shares, the U.S. dollar equivalent issue price of the Purchase Obligation, based upon the Spot Rate prevailing on the date of purchase. The amount realized on the disposition of ADSs or Shares will include, in addition to the other amounts received, the U.S. dollar equivalent of the amount of any remaining Purchase Obligation assumed by the transferee less the amount of unaccrued OID, if any, in respect of such Purchase Obligation, as based upon the Spot Rate prevailing on such date. Foreign currency gain or loss, if any, would be recognized by reason of the assumption in the manner described above under "--Foreign Currency Gain or Loss" as if the disposing United States holder had made an instalment payment in an amount equal to the amount determined in the immediately preceding sentence.

          The amount realized by a defaulting United States holder on a sale of ADSs or Shares by the Trustee pursuant to the procedure described above under "Description of Instalment Receipts and Trust Deed" or "Description of Interim American Depositary Receipts and American Depository Receipts-- Interim ADRs" would include the amount of the sale proceeds used by the Trustee to
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   pay the instalment and any amount paid to the defaulting United States holder. Foreign currency gain or loss, if any, would be recognized upon such default. If the sale proceeds are insufficient to pay in full the instalment payment, under certain circumstances, the amount by which such instalment exceeds the sale proceeds or the fair market value (i.e., if the fair market value of the ADSs or Shares is less than the amount of the defaulted instalment payments) of the ADSs or Shares, as the case may be, may constitute ordinary income.

          Backup Withholding and Information Reporting. In general, information reporting requirements may apply to dividend payments (or other taxable distributions) in respect of ADSs or Shares made within the United States to a non-corporate United States person, and "backup withholding" at the rate of 31% may apply to such payments if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by United States law and applicable regulations, if there has been notification from the IRS of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax return or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Forms W-8 or W-9.

     Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

     A United States holder that acquires (directly or indirectly) 5% or more of the Shares (including by holding ADSs) is required to file an information statement with the IRS for the year in which such United States holder's ownership percentage first equals or exceeds 5%. A further information statement must be filed if such holder acquires an additional 5% or more of the Shares, or reduces its ownership to less than 5% of the Shares, and in certain other circumstances.

     The opinion set forth herein is based on the applicable provisions of the Code; the Treasury Regulations promulgated or proposed thereunder; current positions of the IRS contained in published revenue rulings, revenue procedures and announcements; existing judicial decisions; and other applicable authorities.
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     This opinion is intended solely for the purpose of inclusion as an exhibit to the Prospectus. It may not be relied upon for any other purpose or by any other person or entity, and may not be available to any other person or entity without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Prospectus and further consent to the use of our name in the Prospectus in connection with references to this opinion and the tax consequences described herein. In giving this consent, however, we do not hereby admit that we are in the category of persons whose consent is required under
Section 7 of the Securities Act of 1933, as amended.

     In conclusion, we should note that unlike a ruling from the IRS, opinions of counsel are not binding on the IRS. Hence, no assurance can be given that the opinions stated in this letter will not be successfully challenged by the IRS or rejected by a court. We express no opinion concerning any federal income tax matter other than those discussed herein, and such opinion is subject to all limitations and qualifications described in the Prospectus.

                              Very truly yours,


                              /s/ Kirkland & Ellis

                              Kirkland & Ellis